4FRONT TO REPORT SECOND QUARTER 2019 FINANCIAL RESULTS ON
AUGUST 29, HOST CONFERENCE CALL ON SEPTEMBER 3

4Front Board of Directors also increases FPI threshold to 49.9%

VANCOUVER, BC, and PHOENIX, AZ, August 21, 2019 - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") will report, after market close on August 29, 2019, the unaudited interim financial results of 4Front Holdings LLC for the second quarter ended June 30, 2019. The Company will host a conference call the following Tuesday, September 3, at 9 a.m. PST.

4Front was formed by the merger of 4Front Holdings LLC and Cannex Capital Holdings, Inc. ("Cannex"). The financial statements reported for the third quarter ending on September 30, 2019, will be the first to reflect the results of the combined entity.

Earnings Conference Call

The Company will host a conference call with management on Tuesday, September 3, at 9 a.m. PST. Join by dialing 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries.

The call will be available for replay if you're unable to join. To access the replay, which will be available until September 10, dial 1-844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and using this replay pin number: 13694074.

Increasing FPI Threshold

The 4Front Board of Directors ("Board") has approved an increase in the Company's foreign private issuer ("FPI") threshold from 40.0% to 49.9%, in compliance with the Company's Articles. Currently, 4Front is a FPI in the United States because U.S. residents hold less than 50% of its shares. The Board has further authorized up to 4.2% of Proportionate Voting Shares to be converted to Subordinate Voting Shares.

About 4Front Ventures Corp.

4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

Investor Contact

Andrew Thut, Chief Investment Officer

IR@4frontventures.com

Media Contact

Anne Donohoe / Nick Opich

KCSA Strategic Communications

adonohoe@kcsa.com / nopich@kcsa.com

212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.